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                          April 15, 2024

       James F. Risoleo
       Chief Executive Officer
       Host Hotels & Resorts, L.P.
       4747 Bethesda Ave., Suite 1300
       Bethesda, MD 20814

                                                        Re: Host Hotels &
Resorts, L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2024
                                                            File No. 333-278572

       Dear James F. Risoleo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jason M. Licht, Esq.